Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380	Exhibit (d)(1)(xiv)

January 21, 2011

ING Partners, Inc.

7337 E. Doubletree Ranch Rd.

Scottsdale, AZ 85258

Ladies and Gentlemen:

Directed Services LLC (“DSL”) and ING Partners, Inc. (“IPI”), on behalf of ING Global Bond Portfolio (formerly, ING Oppenheimer Global Strategic Income Portfolio, the “Portfolio”), are parties to an Investment Advisory Agreement dated May 1, 2003 (the “Agreement”) under which IPI has agreed to pay DSL an annual advisory fee for investment management services with respect to the Portfolio.

By execution of this letter, DSL hereby voluntarily waives a portion of the annual advisory fee that it is entitled to receive for the period from January 21, 2011 through May 1, 2012. The amount of the fee waiver will be calculated based on the post-waiver advisory fee schedule set out below.

Annual Advisory Fee	Post-Waiver Annual Advisory Fee
0.50% of the $4 billion in assets; 0.475% on the next $1 billion in assets; 0.45% on the next $1 billion in assets; 0.43% thereafter.	0.40%

Furthermore, in connection with the sub-adviser change to ING Investment Management Co., the sub-advisory fee payable by DSL with respect to the Portfolio was reduced on January 21, 2011.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual advisory fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from January 21, 2011 through May 1, 2012. The Reduction shall be calculated as follows:

Reduction = 50% x (the savings to Directed Services LLC from the January 21, 2011 expense reduction)

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic

Vice President
Directed Services LLC

Agreed and Accepted:

ING Partners, Inc.

(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President